SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

As of March 31, 2005, Lauer & Company, a Partnership ("Lauer"), owned 24.92% of the shares of Shaker Fund and thus did not control the fund as of that date. As of April 29, 2005, May 31, 2005, June 30, 2005, July 29, 2005, August 31, 2005,
and September 30, 2005, Lauer controlled Shaker Fund due to ownership of greater than 25% of the fund's outstanding shares. Lauer's control of Shaker Fund appears to be due to market fluctuation in the value of the fund's shares and not pursuant to the acquisition of additional fund shares.